Filed by PPG Industries, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: AkzoNobel N.V.
SEC File No.: 000-17444
Date: April 20, 2017

The following remarks were made by Michael H. McGarry, Chairman and Chief Executive Officer of PPG Industries, Inc., on PPG’s first quarter investor conference call held on April 20, 2017.
First and foremost, I still submit that it is impossible to know what is best for your stakeholders until you fully evaluate all of the options. We believe AkzoNobel’s new strategic plan will be more risky and create more uncertainty for Akzo’s stakeholders, including employees and pensioners. The facts are that Akzo’s newly revised strategy would create two smaller, unproven companies, and they detailed additional restructuring. The contemplated restructuring overall, and specifically the restructuring actions associated with the headquarter-related stranded costs, are very surprisingly inconsistent with Akzo’s previously stated comments of safeguarding job security, especially in The Netherlands. Separately, Akzo was also critical of PPG’s proposal given the combination of the companies would involve an antitrust review process. However, included under Akzo’s dual-track process is a clear option they articulated to sell their specialty chemical business, which would be subject to a detailed antitrust regulatory process, including associated regulatory review timing. In addition, decreases in free cash flow from demerged companies is often underestimated, putting future and accelerated growth plans at risk. Next, Akzo management was recently critical and raised credit ratings as a concern with PPG’s proposal. However, Akzo detailed yesterday they are anticipating a resulting downgrade in credit ratings as a result of their standalone strategy. In conjunction, a downgrade of credit ratings may also have ramifications on pension funding requirements, and we noted a great deal of discussion yesterday by Akzo about the potential impact of their standalone strategy on pensions and funding obligations. We found it interesting that the revised 100 million euro 2017 EBIT target comes so soon after Akzo’s 2017 target setting meeting on February 15 and also that nearly half of that 100 million euro figure occurred in the first quarter, which is typically a seasonally slower quarter. It is confusing, as Akzo expressed concern over R&D spending in their response to PPG’s proposal. Akzo stated that they want to invest one billion euro in R&D through 2020. However, this cumulative one billion euro sounds lower than their annual R&D spending in 2016 of 363 million euro. Are they still willing to commit to their overall combined R&D spending from last year? And more generally, we believe equity markets react swiftly, and typically appropriately, to any additional news, and this market reaction is reflected in the stock prices. And lastly, at PPG we continue to believe past performance is the best predictor of future performance.
This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities. Any offer will be made only by means of an offer memorandum. This announcement is not for release, publication or distribution, in whole or in part, in, into or from, directly or indirectly, any other jurisdiction in which such release, publication or distribution would be unlawful.
Forward-Looking Statements
This press release contains certain statements about PPG Industries, Inc. (“PPG”) that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These matters involve risks and uncertainties as discussed in PPG’s periodic reports on Form 10-K and Form 10-Q, and its current reports on Form 8-K, filed from time to time with the Securities and Exchange

Commission. The forward-looking statements contained in this press release include statements about PPG’s future financial and stock price performance and the proposal made by PPG on March 20, 2017 to discuss a combination (“Proposed Combination”) with Akzo Nobel N.V. (“AkzoNobel”), and the expected benefits of the Proposed Combination for PPG, AkzoNobel and their respective stakeholders, including but not limited to shareholders. This proposal was rejected by the Boards of AkzoNobel. It remains uncertain as to whether AkzoNobel will cooperate with PPG regarding PPG’s proposal for the Proposed Combination and whether AkzoNobel’s management or supervisory boards will endorse the proposal. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “could,” “positioned,” “strategy,” “future,” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of PPG and are subject to uncertainty and to changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and PPG undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.
Additional Information About the Proposed Transaction and Where to Find It
An agreement in respect of the Transaction described in this press release has not yet been executed, and this press release is neither an offer to sell securities, a solicitation of a proxy, nor a substitute for a registration statement or proxy statement or other filings that may be made with the SEC. Any proxy solicitation of PPG’s shareholders will be made through materials filed with the Securities and Exchange Commission (“SEC”) and no offer of securities to U.S. security holders or holders of ADRs representing AkzoNobel shares shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. Should an agreement with respect to the Transaction be reached, PPG expects to file relevant materials with the SEC, including a registration statement on Form S-4 and a proxy statement. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the prospectus and proxy statement, because they will contain important information about the Transaction. Investors and security holders will be able to obtain these documents (if and when available) free of charge at the SEC’s website www.sec.gov, or from PPG’s Investor Center website investor.ppg.com.
Participants in the Solicitation
This press release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, PPG and its affiliates and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of PPG common stock with respect to the Transaction. Information about such parties and a description of their interests are set forth in PPG’s 2016 Annual Report. Additional information regarding the interests of such participants will also be included in the materials that PPG would file with the SEC in connection with a Transaction. These documents (if and when available) may be obtained free of charge from the SEC’s website www.sec.gov or PPG’s Investor Center website investor.ppg.com.